September 30, 2011

VIA EDGAR

Matt S. McNair, Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010

Re:         Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-14116

Dear Mr. McNair:

We refer to your letter dated September 16, 2011, which asks that we respond within ten business days, or advise when we will provide the requested response.  We expect to provide substantive responses to that letter within three additional days, no later than Wednesday, October 5.

The letter notes that Messrs. Bill Schroeder, David Irving, and David Lyon are appropriate contacts regarding the issues raised therein.

Very truly yours,
CONSUMER PORTFOLIO SERVICES, INC.
By:  /s/ Jeffrey P. Fritz
Name:  Jeffrey P. Fritz
Title: Senior Vice President & Chief Financial Officer